September 27, 2010

Scott R. Plummer 5228 Ameriprise Financial Center Minneapolis, MN 55474 (612) 671-1947

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-1004

Attn: Patricia Mengiste

Re: RiverSource Global Series, Inc. (the “Registrant”); File No. 811-05696

Dear Ms. Mengiste:

On behalf of the Registrant, electronically transmitted herewith is the Registrant’s Registration Statement on Form N-14 relating to the issuance of shares in connection with the reorganizations of the Columbia Global Value Fund series of Columbia Funds Series Trust (File No. 811-09645), the Columbia World Equity Fund series of Columbia Funds Series Trust I (File No. 811-04367) and the Threadneedle Global Equity Income Fund series of the Registrant, into the Columbia Global Equity Fund (Formerly, Threadneedle Global Equity Fund) series of the Registrant (the “Reorganizations”).

We note that the Proxy Statement/Prospectus and related statement of additional information will also be filed as a separate registration statement on Form N-14 by RiverSource Series Trust (File No. 811-21852), because the Board of the Registrant has approved the redomiciling of Columbia Global Equity Fund into a newly created series of RiverSource Series Trust that has also been named Columbia Global Equity Fund (the “Redomiciling”). The Redomiciling is subject to approval by shareholders of Columbia Global Equity Fund. If the Redomiciling is approved by shareholders of Columbia Global Equity Fund, it is expected that the Redomiciling will occur prior to the Reorganizations, in which case the surviving fund in the Reorganizations will be the newly created series of RiverSource Series Trust. If the Redomiciling has not been completed prior to the closing of the Reorganizations, the surviving fund in the Reorganizations will be the existing series of RiverSource Global Series, Inc.

The Registration Statement is proposed to become effective on October 27, 2010 pursuant to Rule 488 under the Securities Act of 1933, as amended.

As I understand you have discussed with my colleagues, this Proxy Statement/Prospectus is one of several proxy statements/prospectuses that will be mailed to shareholders in connection with a number of proposed reorganizations to be considered by shareholders at a joint meeting of shareholders, expected to be held in the first half of 2011. We would greatly appreciate receiving any comments you might have at your earliest possible convenience so that we can reflect the comments both in the definitive filing of this Proxy Statement/Prospectus and in connection with the registration statements on Form N-14 expected with the other proposed fund reorganizations.

Please direct all of your questions and/or comments regarding this filing to Brian McCabe of Ropes & Gray LLP at 617.951.7801 or Brian.McCabe@ropesgray.com, or, in his absence, to Christopher Petersen of Ameriprise Financial at 612.671.4321 or christopher.o.petersen@ampf.com.

Very truly yours,

/s/ Scott R. Plummer
Scott R. Plummer Vice President, General Counsel and Secretary RiverSource Global Series, Inc.